                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)
                                (Amendment No. )


                                SUN BANCORP, INC.
                             ----------------------
                                (Name of Issuer)

                         Common Stock, with no par value
                             ----------------------
                         (Title of Class of Securities)

                                    866634108
                             ----------------------
                                 (CUSIP Number)

                                  May 31, 2001
                             ----------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1 (b)
         |X|      Rule 13d-1 (c)
         |_|      Rule 13d-1 (d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 866634108                   SCHEDULE 13G                  Page 1 of 6
-------------------------------------------------------------------------------
1        Name of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only)

         John D. Moran, Sr. and Maureen Moran
-------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group          (a)   /   /
                                                                   (b)  / x /
-------------------------------------------------------------------------------
3        SEC Use Only
-------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         United States of America
-------------------------------------------------------------------------------

Number of Shares         5        Sole Voting Power
Beneficially Owned
by Each Reporting        ----------------------------------------------------
Person with              6        Shared Voting Power

                                  553,558 shares
                         ----------------------------------------------------
                         7        Sole Dispositive Power

                         ----------------------------------------------------
                         8        Shared Dispositive Power

                                  553,558 shares
-------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

          The 553,558 shares of Sun Bancorp, Inc. common stock, no par value, are jointly owned by John D. Moran, Sr. and Maureen Moran.

-------------------------------------------------------------------------------
10       Check Box If the Aggregate Amount in Row (9)
         Excludes Certain Shares   / /
-------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)
          8.3%
-------------------------------------------------------------------------------
12       Type of Reporting Person
          IN
-------------------------------------------------------------------------------

ITEM 1(A).   NAME OF ISSUER:
             Sun Bancorp, Inc.

ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             2-16 South Market Street, Selinsgrove, PA 17870

ITEM 2(A).   NAME OF PERSON FILING:
             John D. Moran, Sr. and Maureen Moran

ITEM 2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
             P.O. Box 365, Wilkes Barre, PA 18702

ITEM 2(C).   CITIZENSHIP:
             United States of America

ITEM 2(D).   TITLE OF CLASS OF SECURITIES:
             Common Stock, no par value

ITEM 2(E).   CUSIP NUMBER:
             866634108

ITEM 3.      IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1 (b), OR 13d-2 (b)
             OR (c), CHECK WHETHER THE PERSON FILING IS A:

             __  (a) Broker or dealer registered under Section 15 of the Exchange Act;
             __  (b) Bank as defined in Section 3(a) (6) of the Exchange Act;
             __  (c) Insurance company as defined in Section 3(a)(19) of the Exchange Act;
             __  (d) Investment company registered under Section 8 of the Investment Company Act;
             __  (e) An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);
             __  (f) An employee benefit plan or endowment fund in accordance with Rule
                     13d-1(b)(1)(ii)(F);
             __  (g) A parent holding company or control person in accordance with Rule
                     13d-1(b)(1)(ii)(G);
             __  (h) A savings association as defined in Section 3(b) of the Federal
                     Deposit Insurance Act;
             __  (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
             __  (j) Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.     OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
    553,558

(b) Percent of class:
    8.3%

(c) Number of Shares to which such person has:
    (i)   Sole power to vote or to direct the vote: None.
                                                    -----
    (ii)  Shared power to vote or to direct the vote: 553,558 shares.
                                                      ---------------
    (iii) Sole power to dispose or to direct the disposition of: None.
                                                                 -----
    (iv)  Shared power to dispose or direct the disposition of: 553,558 shares.
                                                                ---------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10. CERTIFICATIONS.

         By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date: June 11, 2001                              /s/ John D. Moran, Sr.
                                                 ----------------------
                                                 John D. Moran, Sr.

                                                 /s/ Maureen Moran
                                                 ----------------------
                                                 Maureen Moran

                                  EXHIBIT INDEX


Exhibit 1 Joint Filing Agreement Pursuant to Rule 13d-1 dated as of June 11, 2001, by and among John D. Moran, Sr. and Maureen Moran.